Exhibit 99.1

Inspira™ Technologies Signs Strategic Agreement in U.S.
to potentially provide $59 million for Inspira
for deployment of 3,889 HYLA™ Blood Sensors

The agreement signed with Glo-Med Networks for the potential deployment of HYLA™ Blood Sensors over a 3-year period, subject to regulatory approvals

July 7, 2022

Ra’anana, Israel, July 7, 2022 – Inspira™ Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira Technologies”), a groundbreaking respiratory support technology company, following yesterday’s announcement of the development of its new HYLA™ blood sensor, announced today that it has signed an exclusive summary distribution agreement with the U.S. based Glo-Med Networks (“Glo-Med”), for the distribution of the HYLA™ blood sensor device and disposable units across 6 states in the United States (Texas, New Jersey, New York, Florida, North Carlina and South Carolina).

The summary distribution agreement will be followed by a more comprehensive agreement. The agreement has an initial term of 3 years, subject to completion of product development and regulatory approvals. The parties will collaborate on the marketing and deployment of the HYLATM blood sensor. Without the need to take actual blood samples from patients, Inspira Technologies’ non-invasive optical blood sensor is being designed to perform real-time and continuous blood monitoring to alert physicians of immediate signs of changes in a patient’s clinical condition.

Pursuant to the agreement, and in order to maintain exclusivity in the territory, Glo-Med has committed to purchase a minimum order of 3,889 HYLATM blood sensors and 264,873 disposable units for deployment at hospitals and medical centers, subject to regulatory approvals for the sale and marketing of the HYLATM blood sensor device in the 6 states within the United States.

This is the second distribution agreement reached with Glo-Med for the U.S. market, in addition to the agreement signed in January 2022, for the distribution of the Company’s ART™ system.

The Company has additional distribution agreements internationally, targeting a total of $189 million in Israel and Europe (Spain, Portugal, Poland, Czech and Slovakia). All agreements for the ART™ system are over a 7-year period and are subject to the completion of product development and regulatory approvals.

The HYLA™ blood sensor and ART™ system have not been tested or used in humans and are subject to completion of development and regulatory approvals.

Matus Knoblich, Glo-Med’s CEO, stated:

“I believe that this ground-breaking technology may dramatically reduce the need for actual blood sampling by the hospital staff. This could significantly reduce their workload while providing potentially critical information at a critical moment when a patient’s medical condition may suddenly deteriorate without warning. I strongly believe that this technology has the potential to eventually become a device for almost every patient in intensive care units and other suitable clinical settings. The HYLATM is a very good fit for Glo-Med’s growing product portfolio that focuses on improving patient’s wellbeing and clinical outcome.”

Dagi Ben-Noon, Inspira™ Technologies’ Chief Executive Officer, stated:

“Our strong collaboration with U.S. based Glo-Med is built on trust and the understanding of each other’s strengths. We have the joint motivation of assisting physicians to improve respiratory care, patient monitoring and outcomes, while maximizing patients’ experience. The Inspira Technologies team is energized and focused to truly and positively disrupt the respiratory care market.”

Inspira Technologies OXY B.H.N. Ltd.

Inspira Technologies is an innovative medical technology company in the respiratory treatment arena. The Company has developed a breakthrough Augmented Respiration Technology (ART), designed to rebalance patient oxygen saturation levels. The Company’s ART™ technology potentially allows patients to remain awake during treatment while minimizing the need for highly invasive, risky, and costly mechanical ventilation systems that require intubation and medically induced coma. The Company’s products have not yet been tested or used in humans and has not been approved by any regulatory entity.

For more information, please visit our corporate website: https://inspirao2.com

About Glo-Med Networks

Glo-Med Networks Incorporated was founded in 2016 to meet the continuously growing demand for innovative medical devices and related products in domestic and international markets. Glo-Med maintains extensive access to next generation medical products globally via long-term partnerships and relationships with medical providers, as well as through their sister company focused on medical device servicing with a focus on hospital beds and medical mattresses, Med-Stat Consulting Services, Inc. (est. 2003). Along with the largest and most prominent healthcare organizations in New York and Florida as clients, Glo-Med has offices and partner companies in Europe, the Middle East and Africa, providing extensive access to the global medical network. Service support provided by Med-Stat grants customers full access to highly skilled technicians who can provide continuous service and support for their medical devices. As the name states, Glo-Med is your access to the global medical network.

For more information, please visit the corporate website: www.glomednet.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the terms of its strategic agreement with Glo-Med, potential revenue to the company, the amount of HYLA™ blood sensors and disposable units that may be sold and the states in which the sensor may be distributed, the potential benefits to be derived from the use of the HYLA™ blood sensor, once developed, and its potential to eventually become a device for almost every patient in intensive care units and other suitable clinical settings, subject to its development and regulatory approvals, its distribution agreements to potentially target sales in the United States, Europe and Israel, all subject to product development and regulatory approvals. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov

For more details:

US Investor Relations

Miri Segal,

MS-IR LLC

+917-607-8654

msegal@ms-ir.com

US Public Relations

Dave Gentry
RedChip Companies Inc.
1-800-RED-CHIP (733-2447)
Or 407-491-4498

IINN@redchip.com

MRK-ARS-028

Copyright © 2018-2022 Inspira Technologies OXY B.H.N. LTD., All rights reserved.

3